SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Section 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO Section 240.13d-2

Under the Securities Exchange Act of 1934

	   (Amendment No. 1)

              CERNER CORP

            (Name of Issuer)

              COMMON STOCK

    (Title of Class of Securities)

               156782104

             (CUSIP Number)

            DECEMBER 31, 2015

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:


[x] Rule 13d - 1(b)

    Rule 13d - 1(c)

    Rule 13d - 1(d)


1 Name of Reporting Person

  Sands Capital Management, LLC


2 Check the Appropriate Box if a Member of a Group

	NOT APPLICABLE

 3 SEC Use Only
   ______________________________

 4 Citizenship or Place of Organization

         Delaware, United States


Number of Shares Beneficially Owned by Each Reporting Person With


5 Sole Voting Power: 10,139,183


6 Shared Voting Power: -0-


7 Sole Dispositive Power: 13,481,971


8 Shared Dispositive Power: -0-


9 Aggregate Amount Beneficially Owned by Each Reporting Person

   	13,481,971


10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

   	NOT APPLICABLE


11 Percent of Class Represented by Amount in Row 9

  	3.9% (1)


12 Type of Reporting Person

   	IA
   ______________________________

(1) Based on 342,104,727 shares outstanding as reported in the Issuer's Form 10-Q as of October 28, 2015.

Item 1(a) Name of Issuer:

	CERNER CORP


Item 1(b) Address of Issuer's Principal Executive Offices:

  	2800 Rockcreek Parkway, North Kansas City, MO 64117


Item 2(a) Name of Person(s) Filing:

   	SANDS CAPITAL MANAGEMENT, LLC


Item 2(b) Address of Principal Business Office:

   	1101 WILSON BLVD., SUITE 2300, ARLINGTON, VA 22209


Item 2(c) Citizenship or Place of Organization:

   	DELAWARE, UNITED STATES


Item 2(d) Title of Class of Securities:

   	COMMON STOCK


Item 2(e) CUSIP Number: 156782104


Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


	(a) [ ] Broker or dealer registered under section 15 of the Act
	    	(15 U.S.C. 78o);

	(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e) [X] An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment
		company under section 3(c)(14) of the Investment Company Act of
		1940 (15 U.S.C. 80a-3);

	(j) [ ] A non-U.S. institution in accordance with Section
		240.13d-1(b)(1)(ii)(J);

	(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as
		a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J),
		please specify the type of institution: ____


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 13,481,971

(b) Percent of class: 3.9%

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote: 10,139,183

	(ii) Shared power to vote or to direct the vote: None

	(iii) Sole power to dispose or to direct the disposition of: 13,481,971

	(iv) Shared power to dispose or to direct the disposition of: None


Item 5 Ownership of Five Percent or Less of a Class.


	If this statement is being filed to report the fact that as of the date hereof
	the reporting person has ceased to be the beneficial owner of more than 5
	percent of the class of securities, check the following [ X ].


Item 6 Ownership of More than Five Percent on Behalf of Another Person


	Not Applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


	Not Applicable.


Item 8 Identification and Classification of Members of the Group.


	Not Applicable.


Item 9 Notice of Dissolution of Group.


	Not Applicable.


Item 10 Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Sands Capital Management, LLC

Date: February 12, 2016

Signature: /s/ Lisa M. Grozio

Name & Title: Lisa M. Grozio, Chief Compliance Officer